                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 3)

                        IDEC PHARMACEUTICALS CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   449370 10 5
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                        IDEC PHARMACEUTICALS CORPORATION

William H. Rastetter,Ph.D., 11011 Torreyana Road, San Diego, California 92121
                                 (619) 550-8500
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 9, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class). (See Rule 13d-7.)

Note: This document is being electronically filed with the Commission, using the EDGAR system. Additionally, one paper copy of the filing will subsequently be sent to the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4493070 10 5                                              Page 2 of 10
- --------------------------------------------------------------------------------
      (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
           Above Persons


           Genentech, Inc.
           94-2347624

- --------------------------------------------------------------------------------
      (2)  Check the Appropriate Box if a Member of a Group
           Not Applicable                                   (a) [ ]

                                                            (b) [ ]

- --------------------------------------------------------------------------------
      (3)  SEC Use Only

- --------------------------------------------------------------------------------
      (4)  Source of Funds
           WC

- --------------------------------------------------------------------------------
      (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)
                          [ ]

- --------------------------------------------------------------------------------
      (6)  Citizenship or Place of Organization

           Delaware

- --------------------------------------------------------------------------------
 Number of           (7)  Sole Voting Power: 160,514 shares of non voting Series
Shares Bene-              A-1, A-2 and A-3 Preferred Stock convertible into
  ficially                1,605,140 shares of Common Stock. 100,000 shares of
                          non voting Series A-6 Preferred Stock. See ITEM 3 below for conversion of Series A-6 to Common Stock.

Owned by             (8)  Shares Voting Power
Each Report-              0
ing Person
                     (9)  Sole Dispositive Power: 160,514 shares of non voting
                          Series A-1, A-2 and A-3 Preferred Stock convertible into 1,605,140 shares of Common Stock. 100,000 shares of non voting Series A-6 Preferred Stock. See ITEM 3 below for conversion of Series A-6 to Common Stock.

                     (10) Shares Dispositive Power
                          0


- --------------------------------------------------------------------------------
      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
160,514 shares of non voting Series A-1, A-2 and A-3 Preferred Stock convertible into 1,605,140 shares of Common Stock. 100,000 shares of non voting Series A-6 Preferred Stock. See ITEM 3 below for conversion of Series A-6 to Common Stock.

- --------------------------------------------------------------------------------
      (12)  Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares     [  ]
            Not Applicable
- --------------------------------------------------------------------------------
      (13)  Percent of Class Represented by Amount in Row (11)

            9.5% of Common Stock

- --------------------------------------------------------------------------------
      (14)  Type of Reporting Person (See Instructions)

            CO

CUSIP No.  4493070 10 5                                             Page 3 of 10

ITEM 1:  SECURITY AND ISSUER

1.       Class of Securities: Common Stock issuable upon conversion of Preferred
         Stock

2.       Issuer:  IDEC Pharmaceuticals Corporation ("IDEC")

3.       Principal Address:  11011 Torreyana Road, San Diego, CA  92121

ITEM 2:  IDENTITY AND BACKGROUND

         a.       Reporting Person:  Genentech, Inc. ("Genentech")

         b.       Place of Organization:  Delaware

         c.       Principal Business:  Pharmaceutical company

         d. Principal Business Address: 460 Point San Bruno Blvd., South San Francisco, CA 94080

         e.       Principal Office:  As above

         f.       Criminal Convictions:  None

         g.       Civil Adjudication of Violation of Securities Laws:  None

Attached hereto as Exhibit A is a list of Genentech's executive officers and directors as required by Instruction C to Schedule 13D.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS

Pursuant to the terms of a Preferred Stock Purchase Agreement between Genentech and IDEC dated March 16, 1995 (the "Purchase Agreement"), a copy of which was attached as Exhibit B to the Schedule 13D filed with the Securities and Exchange Commission on March 27, 1995 (the "Original Schedule 13D"), Genentech agreed to purchase up to six subseries of IDEC's Series A Preferred Stock. The six subseries of Series A Preferred Stock issuable pursuant to the Purchase Agreement are hereinafter referred to as the "Convertible Preferred Stock."

On May 9, 1996 Genentech and IDEC entered into the Acceleration Agreement which is attached hereto as Exhibit B (the Acceleration Agreement). Among other things, under the terms of the Acceleration Agreement, Genentech purchased 100,000 shares of IDEC's Series A-6 Preferred Stock at $75.00 per share of Series A-6 Preferred Stock. Under the terms of the Purchase Agreement, Genentech was originally scheduled to purchase the Series A-6 shares upon the public presentation of complete Phase III clinical results for IDEC's C2B8 product. As described in IDEC's Certificate of Determination of Preferences, each share of Series A-6 Preferred Stock will be convertible into a number of shares of IDEC Common Stock based upon a weighted average trading price of IDEC's Common Stock for the 20 trading days following the earlier to occur of (i) marketing approval of IDEC's C2B8 by the U.S. FDA, or (ii) September 16, 1999. The total purchase price of $7,500,000 for the Series A-6 Preferred Stock was paid from Genentech's working capital.

Under the terms of the Acceleration Agreement, IDEC and Genentech amended the terms of the Option Agreement between Genentech and IDEC dated as of March 16, 1995 (the "Option Agreement"), a copy of which was attached to the Original
Schedule 13D as Exhibit C, to provide that under certain circumstances IDEC would only cause Genentech to issue a $10,000,000 promissory note which may be repaid by IDEC or, upon the occurrence of future events, be convertible into shares of IDEC's Common Stock at market prices prevailing at the time of conversion. If issued, the note will accrue interest at the prime rate plus two percent. IDEC formerly had an option under the Option Agreement to cause Genentech to purchase shares of IDEC's Series A-7 Preferred Stock.

Under the terms of the Purchase Agreement, on April 4, 1995, Genentech purchased 100,000 shares of IDEC's Series A-1 Preferred Stock (initially convertible into 1,000,000 shares of IDEC Common Stock) for $50.00 per share of Series A-1 Preferred Stock. The total purchase

CUSIP No.  4493070 10 5                                             Page 4 of 10

price of $5,000,000 for the Series A-1 Preferred Stock was paid from Genentech's working capital. Under the terms of the Purchase Agreement, on August 22, 1995, Genentech purchased 37,521 shares of IDEC's Series A-2 Preferred Stock (initially convertible into 375,210 shares of IDEC Common Stock) for $66.63 per share of Series A-2 Preferred Stock. The total purchase price of $2,500,000 for the Series A-2 Preferred Stock was paid from Genentech's working capital. Under the terms of the Purchase Agreement, on March 15, 1996, Genentech purchased 22,993 shares of IDEC's Series A-3 Preferred Stock (initially convertible into 229,930 shares of IDEC Common Stock) for $217.46 per share of Series A-3 Preferred Stock. The total purchase price of $5,000,000 for the Series A-3 Preferred Stock was paid from Genentech's working capital.

Each share of Convertible Preferred Stock is convertible, at the option of Genentech, into shares of IDEC's Common Stock at predetermined rates described in IDEC's Certificate of Determination and will not have voting rights until converted into shares of IDEC Common Stock. Each share of Convertible Preferred Stock also will automatically convert into shares of IDEC's Common Stock at predetermined rates described in the Certificate of Determination upon transfer of ownership to a third party unaffiliated with Genentech. Under the 1995 Registration Rights Agreement, IDEC, at Genentech's request, will file resale registration statements covering certain of the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock.

Genentech and IDEC also entered into a Collaboration Agreement dated as of March 16, 1995, as amended, and an Expression Technology License dated as of March 16, 1995. Under the terms of the Collaboration Agreement, Genentech and IDEC will collaborate in the development of C2B8 for the treatment in humans of non-Hodgkins B Cell Lymphoma in the United States and Canada. The two companies will co-promote C2B8 for the treatment in humans of non-Hodgkins B Cell Lymphoma in the United States and Canada, and share profits from its commercialization. IDEC also granted Genentech exclusive marketing rights to all other markets outside the United States and Canada, and IDEC will receive a royalty on sales in such markets. Genentech has sublicensed its marketing rights in Japan to an unrelated third party and has agreed to sublicense its marketing rights other than in the United States and Japan to a related third party. Under the terms of the Collaboration Agreement, IDEC has elected a representative of Genentech to its Board of Directors. IDEC's obligation regarding the board seat shall continue until certain events occur, including termination of the Collaboration Agreement or Genentech holding less than the number of shares representing the Common Stock equivalent of the shares of Series A-1 and Series A-2 Preferred Stock, i.e., the equivalent of 1,375,210 shares of Common Stock. Under the terms of the Expression Technology License, IDEC licensed its proprietary vector technology for high expression of recombinant proteins in mammalian cells in consideration for an up-front licensing fee and royalties on sales of Genentech products manufactured using the technology.

ITEM 4:  PURPOSE OF TRANSACTION

         The purpose of the purchases of the shares of Convertible Preferred Stock on May 9, 1996, March 15, 1996, August 22, 1995 and April 4, 1995 is investment. Depending on its evaluation of IDEC's business, prospects, financial condition, the market for IDEC securities, other opportunities available to Genentech, general economic conditions, general market conditions, other future developments and the contractual restrictions described in Items 3 and 6, Genentech may decide to sell some or all of its investment in the capital stock of IDEC through open market sales or in negotiated transactions, to or through one or more broker dealers, or in underwritten offerings, block trades, agency placements, brokerage transactions or otherwise. Depending on the same factors, Genentech may in the future purchase additional capital stock of IDEC or enter into hedging or similar transactions as described in Item 6.

         Except as described in Items 3 and 6 and the foregoing paragraph, Genentech does not have any plan or proposal relating to, or which would result in, any event described in (a) - (j) of the instructions to this Item 4.

CUSIP No.  4493070 10 5                                             Page 5 of 10

ITEM 5:  INTEREST IN SECURITIES OF ISSUER

         a.       Beneficial Ownership by Genentech: 1,605,140(1)
                  Percentage Ownership by Genentech:       9.5%

Except as set forth herein, neither Genentech nor, to the best of its knowledge, any of the persons listed on Exhibit A hereto beneficially owns any Common Stock of IDEC.

         b.       Sole Voting Power of Genentech:       1,605,140
                  Shared Voting Power:                          0
                  Sole Dispositive Power of Genentech:  1,605,140
                  Shared Dispositive Power:                     0

Except as set forth herein, neither Genentech nor, to the best of its knowledge, any of the persons listed on Exhibit A hereto has any sole or shared power to vote or to direct the vote of any IDEC Common Stock nor sole or shared power to dispose of or direct the disposition of any IDEC Common Stock.

         c. Recent Transactions: Except as set forth in Item 3 above, no transactions in IDEC's Common Stock or the Convertible Preferred Stock have been effected during the past 60 days by Genentech nor, to the best of its knowledge, any of the persons listed on Exhibit A hereto.

         d.       Receipt of dividends, etc.:  Not applicable

         e.       Ownership below 5%:  Not applicable

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

To the best knowledge of the undersigned, except as described below and in Item 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of IDEC, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Under the Standstill Agreement between the parties dated as of March 16, 1995 (the "Standstill Agreement"), a copy of which was attached to the Original
Schedule 13D as Exhibit D, Genentech and IDEC have agreed as follows:

                  1 .      Prior to March 16, 2001, Genentech will not acquire
any IDEC equity securities without the written consent of IDEC, except as described in Item 3; and

                  2. Prior to March 16, 2001, Genentech will not, without the written consent of IDEC, make, directly or indirectly, any solicitation of proxies from stockholders to vote (i) in any contest regarding the election of directors of IDEC except to the extent necessary to maintain the election of one director representing Genentech; or (ii) in any contest or on any proposition regarding any business combination, restructuring, liquidation, sale of assets, extraordinary dividend or other extraordinary transaction which (A) was initiated by Genentech or any affiliate of Genentech, or (B) involves IDEC and any third party or person controlled by, under common control with, controlling, or otherwise affiliated with Genentech. The foregoing obligations terminate earlier upon the occurrence of certain events described in the Standstill Agreement.

(1) On a Common Stock equivalent basis. As described in Item 3 above, this figure does not include Common Stock equivalent shares relating to the 100,000 shares of Series A-6 Preferred Stock since the conversion rate is not determinable at this time.

CUSIP No.  4493070 10 5                                             Page 6 of 10

Subject to the contractual restrictions described above, Genentech may from time to time enter into hedging transactions, including short sales and buying puts and selling calls, for its own account or with broker-dealers and the broker-dealers may engage in short sales of Common Stock of IDEC in the course of hedging the positions they assume with Genentech. In connection with such transactions, Genentech may also loan or pledge shares of Convertible Preferred Stock to a broker-dealer. As described in Item 3 above, shares of Convertible Preferred Stock automatically convert into shares of Common Stock upon transfer of ownership to a third party unaffiliated with Genentech.

ITEM 7:  EXHIBITS
Exhibit A Additional information regarding Item 2 hereof.
Exhibit B Acceleration Agreement dated as of May 9, 1996 between Genentech and IDEC.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 1996

GENENTECH, INC.

/S/ Stephen G. Juelsgaard
Stephen G. Juelsgaard
Vice President and
General Counsel

CUSIP No.  4493070 10 5                                             Page 7 of 10

                                    EXHIBIT A

ITEM 2 (ADDITIONAL INFORMATION):

      LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF GENENTECH, INC.

NAME                                             Present Principal Occupation

EXECUTIVE OFFICERS

William R. Arathoon                     Vice President,
                                        Process Sciences

Gregory P. Baird                        Vice President,
                                        Corporate Communications

Jerry Beers                             Vice President, Marketing

David W. Beier                          Vice President,
                                        Government Affairs

Robert L. Garnick, Ph.D.                Vice President, Quality

Marty Glick                             Vice President and
                                        Treasurer

Bradford S. Goodwin                     Vice President and
                                        Controller

Susan D. Desmond-Hellman                Vice President, Medical
                                        Affairs

Dennis Henner                           Vice President, Research
                                        Technology

Paul F. Hohenschuh                      Vice President, Manufacturing

Edmon R. Jennings                       Vice President, Corporate
                                        Development

Stephen G. Juelsgaard                   Vice President, General
                                        Counsel and Assistant Secretary

Cynthia J. Ladd                         Vice President, Corporate Law

Louis J. Lavigne, Jr.                   Senior Vice President and
                                        Chief Financial Officer

Arthur D. Levinson, Ph.D.               Director and President and
                                        Chief Executive Officer

Ted W. Love                             Vice President, Product Development

M. David MacFarlane, Ph.D.              Vice President, Regulatory Affairs

John P. McLaughlin                      Executive Vice President and Secretary

Polly Moore                             Vice President, Information Resources

James P. Panek                          Vice President, Engineering &
                                        Facilities

CUSIP No.  4493070 10 5                                             Page 8 of 10

Kim Popovits                            Vice President, Sales

Stephen Raines, Ph.D.                   Vice President, Intellectual Property
                                        and Assistant Secretary

Nicholas J. Simon, III                  Vice President, Business and
                                        Corporate Development

David Stump                             Vice President and Genentech Fellow

William D. Young                        Executive Vice President

                              DIRECTORS

Herbert W. Boyer, Ph.D.                 Director of Genentech

Dr. Jurgen Drews                        President, International Research and
                                        Development of the Roche Group

Dr. Franz B. Humer                      Director and Head of the Pharmaceuticals
                                        Division of Roche Holding Ltd

Linda Fayne Levinson                    President of Fayne Levinson Associates,
                                        Inc.

J. Richard Munro                        Chairman of the Executive Committee of
                                        the Board of Time Warner Inc.

Donald L. Murfin                        General Manager of Chemical and
                                        Materials Enterprise Associates, L.P.

John T. Potts, Jr., M.D.                Physician-in-Chief at Massachusetts
                                        General Hospital

C. Thomas Smith, Jr.                    President and Chief Executive Officer of
                                        VHA, Inc.

Robert A. Swanson                       Chairman of the Board of Genentech, Inc.

David S. Tappan, Jr.                    Director of Genentech, Inc.

MAILING ADDRESS FOR ALL
EXECUTIVE OFFICERS AND DIRECTORS:        460 Point San Bruno Boulevard
                                         South San Francisco, CA  94080-4990

During the last five years: (i) none of the individuals described above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) none of the individuals described above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the individuals listed above is a U.S. citizen, except Dr. Humer who is a citizen of Switzerland and Dr. Drews who is a citizen of Germany.

CUSIP No.  4493070 10 5                                             Page 9 of 10

                                   EXHIBIT B

                              ACCELERATION AGREEMENT

         This Acceleration Agreement (the Agreement) is made and entered into as of this 9th day of May, 1996 (the Effective Date) between IDEC
Pharmaceuticals Corporation, a California corporation (the Company) and Genentech, Inc., a Delaware corporation (Buyer).

         WHEREAS, the Company and Buyer have entered into a Collaboration Agreement (the Collaboration Agreement), a Preferred Stock Purchase Agreement (the Purchase Agreement) and an Option Agreement (the Option), each dated as of March 16, 1995.

         WHEREAS, the Company and Buyer both desire to have Buyer accelerate the acquisition of 100,000 shares of the Company's Series A-6 Preferred Stock (the Third Purchase Shares) pursuant to Section 2(f) of the Purchase Agreement.

         WHEREAS, in consideration of Buyer's acceleration of the Third Purchase, the Company is willing to agree to exercise its rights under the Option, if at all, in the form of a subordinated note rather than as shares of Series A-7 Preferred Stock and to make certain other agreements, all as described below.

         NOW, THEREFORE, THE COMPANY AND BUYER AGREE AS FOLLOWS:

         1. All Capitalized terms not defined herein shall have the meaning given them in the Collaboration Agreement or the Purchase Agreement, as applicable.

         2. The Company and Buyer agree that Buyer shall not be required to purchase the Further Delayed Second Purchase Shares as described in Section 2(e) of the Purchase Agreement. The Company further agrees that it shall not cancel, repurchase or redeem any shares of preferred stock or common stock owned by Buyer or its affiliates under Section B.6 of the Certificate of Determination of Preferences of Preferred Shares of the Company filed with the California Secretary of State on March 28, 1995.

         3. The Purchase Agreement shall be and hereby is amended to provide that, in lieu of the Third Purchase as specified in Section 2(f) of the Purchase Agreement, Buyer shall instead purchase the Third Purchase Shares (at $75.00 per share) on May 9, 1996 (the Closing Date). On the Closing Date, the Company will deliver to Buyer, stock certificates representing the Third Purchase Shares against payment of $7,500,000 by wire transfer of immediately available United States Dollars to such account of the Company as the Company may specify in writing to Buyer not less than three (3) Business Days prior to the Closing Date.

         4.       The Option shall be and hereby is amended as follows:

         a. Sections 2 and 3 of the Option shall be amended to read as follows:

2. Investment. At any time after the Product License Application Filing Event but before the FDA Review Event, the Company shall have the right (the Put Right) to require Buyer to purchase for cash in the amount of Ten Million Dollars ($10,000,000) (the Purchase Price) a subordinated note, in substantially the form of Exhibit I hereto (the Note). The term Securities as used herein shall refer to the Note.

3.       Closing.

         3.1 The closing of the purchase and sale of the Securities (the Closing) shall take place, and payment of the Purchase Price shall be made, on the thirtieth (30th) day following notice given in the manner provided in
Section 6 hereof by the Company of its intent to exercise the Put Right (the Closing Date). The Closing shall take place at 10:00 A.M. Pacific Time on the Closing Date at the offices of Brobeck, Phleger & Harrison at Two Embarcadero Place, 2200 Geng Road, Palo Alto, California or at such other time or place as the Company and Buyer may agree in writing.

CUSIP No.  4493070 10 5                                            Page 10 of 10


         3.2 The Purchase Price shall be paid in full by Buyer at the Closing, by wire transfer of immediately available federal funds or by bank cashier's or certified check, against execution and delivery by the Company of the Note.

         b.    Sections 4.1(e) and 4.2(v) shall be deleted.

         5. Except as amended hereby, the Purchase Agreement and the Option shall remain in full force and effect.

         6.       Miscellaneous.

                  a. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                  b. This Agreement shall be governed by and construed under the laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California.

                  c. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  d. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

                  e. Unless otherwise provided, any notice required or permitted under this Agreement shall be given as specified in the Purchase Agreement and the Option.

                  f. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Buyer.

         IN WITNESS WHEREOF, the Company and Buyer have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                              IDEC PHARMACEUTICALS CORPORATION

                              By: /s/ William H. Rastetter
                              Title: President and Chief Executive Officer


                              GENENTECH, INC.

                              By: /s/ Arthur D. Levinson
                              Title: President and Chief Executive Officer